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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 3                      Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

      BREA L.L.C.
      (Last)                 (First)              (Middle)

      345 Park Avenue
      (Street)

      New York,              New York                10154
      (City)                 (State)                 (Zip)


2.  Date of Event Requiring Statement
    (Month/Day/Year)
    12/30/98


3.  IRS or Social Security Number of Reporting Person
    (Voluntary)



4.  Issuer Name and Ticker or Trading Symbol
    HOST MARRIOTT, L.P.


5.  Relationship of Reporting Person to Issuer
    (Check all applicable)
          Director                        x    10% Owner
    -----                               -----
          Officer (give title below)      x   Other (specify below)
    -----                               -----
    Member of 13D Group


6.  If Amendment, Date of Original
    (Month/Day/Year)


7.  Individual or Joint/Group Filing
          Form filed by One Reporting Person
    -----
      X   Form filed by More than One Reporting Person
    -----

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FORM 3 (continued)

           Table I -- Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)
    Class A Partnership Units


2.  Amount of Securities Beneficially Owned (Instr. 4)
    10,396,523


3.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)
    I


4.  Nature of Indirect Beneficial Ownership (Instr. 5)
    See Attachment A


          * If the form is filed by more than one reporting person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

          (Print or Type Responses)

   Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4)
    None

2.  Date Exercisable and Expiration Date
    (Month/Day/Year)

    Date Exercisable                     Expiration Date


3.  Title and Amount of Securities Underlying Derivative
    Security (Instr. 4)

    Title                     Amount or Number of Shares


4.  Conversion or Exercise Price of Derivative Security


5.  Ownership Form of Derivative Security:  Direct (D) or
    Indirect (I) (Instr. 5)


6.  Nature of Indirect Beneficial Ownership (Instr. 5)

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FORM 3 (continued)


Explanation of Responses:


* Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    /s/ See Attachment A
    -------------------------------             ---------------
    * Signature of Reporting Person                  Date


                                                               SEC 1473 (7-96)

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                                                           Page 1 of 8

                              Attachment A

     This Form 3 is being filed jointly by the follow persons
(collectively, the "Reporting Persons") in connection with the beneficial ownership of Class A Partnership Units ("Partnership Unit") of
Host Marriott, L.P.:

Blackstone Real Estate Partners II L.P. ("BRE II");
Blackstone Real Estate Holdings II L.P. ("BREH II");
Blackstone Real Estate Partners II T.E. 1 L.P., ("BRE II TE 1");
Blackstone Real Estate Partners II T.E. 2 L.P., ("BRE II TE 2");
Blackstone Real Estate Partners II T.E. 3 L.P., ("BRE II TE 3");
Blackstone Real Estate Partners II T.E. 4 L.P., ("BRE II TE 4");
Blackstone Real Estate Partners II T.E. 5 L.P., ("BRE II TE 5");
Blackstone Real Estate Partners I L.P. ("BRE I");
Blackstone Real Estate Partners Two L.P. ("BRE Two");
Blackstone Real Estate Partners Three L.P. ("BRE Three");
Blackstone Real Estate Partners IV L.P. ("BRE IV");
Blackstone RE Capital Partners L.P. ("BRECP");
Blackstone RE Capital Partners II L.P. ("BRECP II");
Blackstone RE Offshore Capital Partners L.P. ("BOC");
Blackstone Real Estate Holdings L.P. ("BREH");
CR/RE L.L.C. ("CRRE");
BRE/Ceriale L.L.C. ("BRE/Ceriale");
RTZ Management Corp. ("RTZ");
BRE Logan Hotel Inc. ("Logan");
BRE/Cambridge L.L.C. ("Cambridge");
Blackstone Real Estate Associates L.P. ("BREA"), the general partner of
BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II, and BOC;
Blackstone Real Estate Associates II L.P. ("BREA II"), the general partner of BRE II, BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4, and BRE II TE 5;
Blackstone Real Estate Management Associates II L.P. ("BREMA II"), the general partner of BREH II and BREA II,;
BREA L.L.C.("BREA LLC"), the general partner of BREH and BREA;
BREA II L.L.C.("BREA II LLC"), the general partner of BREMA II;
Peter G. Peterson ("Peterson"), a founding member of BREA LLC and BREA II LLC; Stephen A. Schwarzman ("Schwarzman"), a founding members of BREA LLC and
BREA II LLC; and
John G. Schreiber ("Schreiber"), a limited partner in BREA and BREA II.

          The principal business and office address of each of the Reporting Persons (other than Schreiber) is 345 Park Avenue, 31st Floor, New York, New York 10154. The principal business address of Schreiber is Schreiber Investments, 1115 East Illinois Road, Lake Forest, Illinois 60045.

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                                                           Page 2 of 8

          As of the date of this filing, the following Reporting Persons may be deemed to have direct beneficial ownership of the following number of Partnership Units of Host Marriott, L.P.:

     BRE II               12,306,661
     BRE II TE 1          10,355,468
     BRE II TE 2          447,725
     BRE II TE 3          2,129,023
     BRE II TE 4          433,134
     BRE II TE 5          911,052
     BREH II              3,454,335
     BRE I                4,023,194
     BRE Two              263,803
     BRE Three            2,559,287
     BRE IV               80,463
     BRECP                419,582
     BRECP II             46,052
     BOC                  81,006
     BREH                 2,211,340
     CRRE                 22,390
     BRE/Ceriale          468,470
     RTZ                  13
     Logan                29,910
     Cambridge            243,326

Such Partnership Units represent, in the aggregate, 40,486,234
Partnership Units, or approximately 14.5% of the total number of Partnership Units outstanding.

          In addition, by reason of their status as members of Cambridge, BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II, BOC and BREH may be deemed to beneficially own 243,326 Partnership Units beneficially owned by Cambridge.

          By reason of its status as the general partner of BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II and BOC, BREA may be deemed to have indirect beneficial ownership of 8,185,183 Partnership Units.

          By reason of its status as the general partner of BRE II, BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4, BRE II TE 5, BREA II may be deemed to have indirect beneficial ownership of 26,583,063 Partnership Units.

          By reason of the requirement that any disposition of an investment (directly or indirectly) by entities to which BREA and BREA II serves as general partner requires the approval of Schreiber, Schreiber may be deemed to have indirect beneficial ownership of 34,768,246
Partnership Units.

          By reason of its status as the general partner of BREA II and BREH II, BREMA II may be deemed to have indirect beneficial ownership of 30,037,398 Partnership Units.

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                                                           Page 3 of 8

          By reason of its status as the general partner of BREA and BREH, BREA LLC may be deemed to have indirect beneficial ownership of 10,396,523 Partnership Units.

          By reason of its status as the general partner of BREMA II, BREA II LLC may be deemed to have indirect beneficial ownership of 30,037,398 Partnership Units.

          By reason of their ability to control BREA LLC, BREA II LLC, RTZ and Logan, Peterson and Schwarzman may each be deemed to have indirect beneficial ownership of 40,463,844 Partnership Units.

          Pursuant to Rule 16a-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons disclaims that he or it is the beneficial owner of the reported Partnership Units, except to the extent of his or its pecuniary interest in such Partnership Units.

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                                                           Page 4 of 8

                          SIGNATURES


                          Date: January 11, 1999


                          BLACKSTONE REAL ESTATE PARTNERS I L.P.

                          BLACKSTONE REAL ESTATE PARTNERS TWO L.P.

                          BLACKSTONE REAL ESTATE PARTNERS THREE L.P.

                          BLACKSTONE REAL ESTATE PARTNERS IV L.P.

                          BLACKSTONE RE CAPITAL PARTNERS L.P.

                          BLACKSTONE RE CAPITAL PARTNERS II L.P.

                          BLACKSTONE RE OFFSHORE CAPITAL PARTNERS L.P.

                          By:  Blackstone Real Estate Associates L.P.,
                               general partner

                               By: BREA L.L.C., general partner


                                   By: Stephen A. Schwarzman
                                       -----------------------------------
                                      Name: Stephen A. Schwarzman
                                      Title: Member

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                                                           Page 5 of 8

                          BLACKSTONE REAL ESTATE PARTNERS II L.P.

                          BLACKSTONE REAL ESTATE PARTNERS II.TE.1 L.P.

                          BLACKSTONE REAL ESTATE PARTNERS II.TE.2 L.P.

                          BLACKSTONE REAL ESTATE PARTNERS II.TE.3 L.P.

                          BLACKSTONE REAL ESTATE PARTNERS II.TE.4 L.P.

                          BLACKSTONE REAL ESTATE PARTNERS II.TE.5 L.P.

                          By:  Blackstone Real Estate
                               Associates II L.P., general partner

                               By:  Blackstone Real Estate
                                    Management Associates II L.P.,
                                    general partner

                                    By:  BREA II L.L.C.,general partner


                                   By: Stephen A. Schwarzman
                                       -----------------------------------
                                      Name: Stephen A. Schwarzman
                                      Title: Member


                          BLACKSTONE REAL ESTATE HOLDINGS II L.P.

                          By:  Blackstone Real Estate
                               Management Associates II L.P.,
                               general partner

                               By:  BREA II L.L.C.,general partner


                                   By: Stephen A. Schwarzman
                                       -----------------------------------
                                      Name: Stephen A. Schwarzman
                                      Title: Member

                          BLACKSTONE REAL ESTATE HOLDINGS L.P.

                          By:  BREA L.L.C.,general partner


                                   By: Stephen A. Schwarzman
                                       -----------------------------------
                                      Name: Stephen A. Schwarzman
                                      Title: Member

                          CR/RE L.L.C.


                          By:\s\ John Ceriale
                              ------------------------------
                               Name:  John Ceriale
                               Title: Member


                          BRE LOGAN HOTEL INC.


                          By:\s\ William J. Stein
                              -------------------------------
                               Name:  William J. Stein
                               Title: Vice President


                          BRE/CAMBRIDGE L.L.C.


                          By:\s\ William J. Stein
                              -------------------------------
                               Name:  William J. Stein
                               Title: Vice President


                          BLACKSTONE REAL ESTATE ASSOCIATES L.P.

                          By:  BREA L.L.C., general partner


                               By:\s\ Stephen A. Schwarzman
                                  -----------------------------
                                  Name:  Stephen A. Schwarzman
                                  Title: Member


                          BLACKSTONE REAL ESTATE ASSOCIATES II L.P.

                          By:  Blackstone Real Estate Management
                               Associates II L.P., general partner

                               By:  BREA II L.L.C.,general partner


                                    By:\s\ Stephen A. Schwarzman
                                        -----------------------------
                                         Name:  Stephen A. Schwarzman
                                         Title: Member

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                                                           Page 7 of 8

                          BLACKSTONE REAL ESTATE MANAGEMENT
                          ASSOCIATES II L.P.

                          By:  BREA II L.L.C.,general partner


                               By:\s\ Stephen A. Schwarzman
                                   -----------------------------
                                   Name:  Stephen A. Schwarzman
                                   Title: Member


                          BREA L.L.C.



                          By:\s\ Stephen A. Schwarzman
                              ----------------------------------
                              Name:  Stephen A. Schwarzman
                              Title: Member



                          BREA II L.L.C.


                          By:\s\ Stephen A. Schwarzman
                              ----------------------------------
                              Name:  Stephen A. Schwarzman
                              Title: Member



                         \s\ Peter G. Peterson
                         ---------------------------------------
                         Peter G. Peterson



                         \s\Stephen A. Schwarzman
                         ---------------------------------------
                         Stephen A. Schwarzman



                         \s\ John G. Schreiber
                         ---------------------------------------
                         John G. Schreiber
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                                                           Page 7 of 8

                          RTZ MANAGEMENT CORP.

                          By:\s\ William J. Stein
                              --------------------------------
                               Name:  William J. Stein
                               Title: Vice President


                          BRE/CERIALE L.L.C.


                          By:\s\ William J. Stein
                              --------------------------------
                               Name:  William J. Stein
                               Title: Vice President